# Invest in Worth

Worth uses social media to convert customers into marketers.



139 Namera Khan entered the waiting room
Admit
Aditya
Patrick Kim
VIVEK AJAGE
Rehan
UTSAV YOGYA
Charles Hung
Yash Agarwal
Shumaila
Jahnvi Aggarwal


WORTHNETWORK.IO LOS ANGELES CA

Technology | Analytics | App | Artificial Intelligence | Advertising

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## Why you may want to invest in us...

1. 20x revenue growth in first 5 months
2. 1000s of social media posts @ the click of a button
3. Created over 20,000 unique Instagram stories from customers
4. Product Market Fit validation with over 400 businesses
5. Raised $500,000+ from angels & VC investors. (The Ventures Korea, Electric Ventures, Strikers Ventures)
6. Solidified API partnerships with Facebook and Instagram
7. Lucrative exit opportunities through agencies & digital media companies (not guaranteed)

## Why investors ❤ us

WE'VE RAISED $525,000 SINCE OUR FOUNDING



*When I first met Patrick, I was highly impressed that he applied his Design theory and had interviewed hundreds of potential users before building the product. This approach is taken across the board, and definitely helped get through a rather difficult year for the hospitality clients using Worth. Along with Aditya, Yash, and the rest of the team, Worth is poised for serious growth this year in a number of channels, especially as Digital Word of Mouth becomes a focus for so many companies and brands.*

**Ethan Logan** Founder, Electric Ventures

LEAD INVESTOR | INVESTING $100,000 THIS ROUND & $100,000 PREVIOUSLY

## Our team



**Patrick Kim**
Founder at Worth Network Inc
*Product focused entrepreneur Product Manager at WAX Attended MIT and RISD Product Manager at MIT Media Lab MEL*

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**Aditya Mitra**
Co-Founder at Worth Network Inc
*Worked as Analyst at Lead Angels Financial and Recruitment Consulting roles for Startups Reviewed 100+ companies, made 10+ investments*

(in)



**Eric Oliver**
Head of Sales
*- Sales at Toast for 3 years from Series B to $3B valuation - University of Michigan Alumni*

(in)

SEE MORE

## Downloads

📄 Worth Pitchdeck .pdf

# Worth

Heres our Pitchdeck

Our founder & CEO, Patrick Kim had a moment of clarity while eating at a restaurant. So just like the other startups he built he called Aditya in India to build a team of hustlers. Our talent includes (1) CTO from IIT Bombay and (3) solid developers with startup experience. We onboarded some seasoned advisors who have been part of the biggest venture funded tech companies in recent times.

**The Big Problem.**

Brands spend an immense amount of time and money creating ads with their marketing team and advertising agencies. In many cases consumers just hate ads and they just want to see what their friends are up to. That's when we realized that it's all about the customer's opinion of a brand not what the ads say.

We realized there was a huge opportunity to "DISRUPT" the $140B digital advertising industry.



## Customers hate ads

US businesses spent $140B on Digital advertising in 2019











ibotta
Firework

**The IDEA**

Worth has built software that empowers consumer businesses to identify & convert their customers into marketers. We've built a Proprietary Search engine on social media platforms that can identify thousands of customers.

Customers post IG stories about the favorite Brands for rewards and in turn recommend the brand to their Family & Friends. This is a really powerful recommendation that helps the business drive revenue.



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Business Demo
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**It's all in the scale**

Worth has developed a scalable way to get thousands of stories a month for your brand and we do it with the help of our technology so brands can just sit back and see the growth.

With the help of our search engine, customer success team, and app we are able to onboard a brand within 48 hours and generate stories at scale.

Our average brand does around 600 stories from customers that creates a personal recommendation to about 12,0000-18,000 local friends and family.

Our app makes it so easy for customers to promote



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Worth App
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**We've been growing really fast**

We decided to start with restaurants being the hardest industry to overcome and validate our idea and we've been growing like crazy since our launch in late July.

Since our launch we have technology brands, agencies, CPG brands all starting to use Worth. We've also developed meaningful partnerships with industry leaders like.......



**And the numbers and revenue are growing**

Since we started in July 2 we've seen consistent growth in clients. We made $15,000 in Q3 and grossed $78,000 in Q4 2020. That's **500% quarterly growth**! We're really excited for the future and expect to sign on many more clients in 2021 as we expand our service offerings to other industries.



*This graph contains forward-looking projections that cannot be guaranteed.*

**Here's how businesses use Worth**

Worth is effective and easy to use. All you need to do is upload photos and select the number of stories you want and we will take care of the rest. Track your customers' engagement and see your growth on our dashboard.

**Here's how real people (aka our platform users) create content using Worth**

We engage real social media users to visit and/or recommend our clients business. Customer create a Instagram story showcasing how awesome their experience. The power of **1000's of stories at the click of a button** gives Worth advertisers instant social proof.

Customers connect their instagram and select the brand they like and post in under a minute. Customers get rewarded through Paypal or Amazon Gift Card for sharing content

minute. Customers get rewarded through Paypal or Amazon Gift Card for sharing content on their Social Media. A true win/win.

We streamlines the whole process so creators earn money while promoting brands they love. We handle everything in the middle.


Client Stories
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@EMCSEAFOOD
The seafood craving is real right now
clideo.com

### Our advertisers love our product


Client Testimonials
SILVERLAKE RAMEN
Edward Chung
CEO of Silverlake Ramen
"Our Silverlake Atlanta location had a slow start in the first 4 weeks. We started using worth on the fifth week and our Atlanta location revenue went up 75% in one week."
EMC
SEAFOOD & RAW BAR
Charles Hung
Co-owner of EMC seafood
"We went from 2485 total engagement on our social media to 150,000+ engagement from our customer's friends and family within a month of using Worth. I believe this type of engagement is what we need to stay infront of our loyal customers to keep them coming back as well as gain new customers."

## Here's how Worth will use the money we raise on Wefunder.

We are expanding our developer team to build more tools for more industries. We will be hiring mid-market sales executives and will build an inbound sales funnel. We will expand our operations team by hiring account managers to help service incoming clients and maintain growth.


10%
35%
Technology (35%)
Increase Developer Headcount from 3 to 6
Hire Designers (2)
Sales (30%)



Hire VP of Sales (1) & Account Executives (3)
Create Inbound Sales Funnel

**Operations (25%)**
Hire Account Managers (2)
Hire Customer success team in India (10)

**Marketing (10%)**
Inbound sales ad expenses
Content Creation

# Investor Q&A

### What does your company do? ⌄

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Worth has built software that empowers consumer businesses to convert their customers into their marketers. We help businesses tap into their latent customer base to grow their brand organically. Worth is digitising word of mouth through social media

### Where will your company be in 5 years? ⌄

In 5 years, we see Worth being used as a marketing tool for multiple consumer facing industries. Worth can be useful to large marketing agencies who want to expand their technology arms as well as social media technology companies that want to acquire users and build on their digital ad products.

### Why did you choose this idea? ⌄

I firmly believe that people are more likely to be convinced to do something based on what their friends say than based on an ad. Worth of Mouth has historically been the best way to sell someone.

### How far along are you? What's your biggest obstacle? ⌄

We are currently generating over $30,000 in monthly revenue and have found product-market fit and we are scaling our product and team. Our biggest obstacle will be mastering our sales process and creating an inbound funnel for new clients.

### Who competes with you? What do you understand that they don't? ⌄

Our biggest competition is Agencies that manage a brand's social media. Agencies are selling overpriced services to businesses that don't really help in growing sales. They produce good content but are not distributing it through the right channels.

### How will you make money? ⌄

Worth makes money through our business subscriptions. An average client spend $3000 per month. As we grow and sign on national level restaurants and brands we see these budgets growing substantially. We also plan to launch other product and services around our main offering to target a wider range of businesses

### What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Our biggest risk is our dependence on other social media platforms. Currently we are fully compliant with the platform regulations however any changes in their policies which would create roadblocks for our use case.

If our inbound sales strategy brings in a regular flow of clients then we can grow exponentially.